                      SATTERLEE STEPHENS BURKE & BURKE LLP
                                 230 PARK AVENUE
                             NEW YORK, NY 10169-0079
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       SUMMIT, NJ 07901                                         www.ssbb.com
        (908) 277-2221
      FAX (908) 277-2038

                                                              September 28, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

ATTN: H. Roger Schwall, Assistant Director

               RE:   UNION DRILLING, INC.
                     REGISTRATION STATEMENT ON FORM S-1 - FILE NUMBER 333-127525

Dear Mr. Schwall:

                  On behalf of Union Drilling, Inc. (the "Registrant" or
"Union"), and pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (the "Securities Act"), transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the
"SEC") is a copy of Amendment No. 1 ("Amendment No. 1") to the above referenced
Registration Statement on Form S-1 ("Form S-1") marked to show changes made in the Registration Statement from the original filing.

                  This following discussion responds to comments relating to the
Form S-1 made by the staff (the "Staff") of the SEC in its letter dated
September 14, 2005 (the "Comment Letter"). The following responses are numbered to correspond to the numbering system employed in the Comment Letter. To facilitate reference, the Staff's comments have been inserted first in italics under the topic headings. Please be advised that the use of the terms "the
Company," "we," "us" and "our" refers to Union.

         GENERAL

1.       Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Company Response:

We have made parallel changes where appropriate.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

2.       Update the document to provide the latest available information. For example, please update the information regarding the status of your application for quotation on the Nasdaq National Market.

Company Response:

We have updated information where appropriate. There has been no change in the status of our application for quotation on the Nasdaq National Market.

3.       Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages 7, 18, 21,
         21, 22, 23, 78, and 79. Refer to Rules 430 and 430A of Regulation C and
         Items 501 (b) (2) and (3) of Regulation S-K.

Company Response:

We are not yet in a position to include pricing, share count and related information, and will include that information in the next amendment.

4.       We will need time to review all new disclosure, including the proposed price range and number of shares to be offered, proposed artwork and all omitted exhibits such as the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Company Response:

We are not yet in a position to include pricing, share count and related information, and will include that information in the next amendment. We cannot file the legal opinion until a price range has been agreed upon and our board of directors has approved the issuance of a specific or maximum number of shares pursuant to the registration statement. We will supplementally provide the form of the legal opinion and will file the legal opinion as an exhibit to the next filing.

5.       The suggestion that the disclosure "is accurate only as of the date on the front of this prospectus" is inappropriate. Please revise to remove this suggestion.

Company Response:

We have deleted the referenced language.

6.       Monitor your need to update your financial statements, as required by
         Regulation S-X, Rule 3-12. In this regard, please ensure you revise your discussion of financial results for the updated periods presented in the prospectus.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company Response:

We have updated the financial information to June 30, 2005, and have revised our discussion of financial results for the updated periods presented in the prospectus.

         SUMMARY, PAGE 1

7.       Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:

                  o        "[w]e have successfully acquired equipment at little
                           or no premium to fair market valuations, as
                           determined by specialized independent appraisal
                           firms... ,

Company Response:

We have revised this disclosure in response to the comment. We have completed 17 purchases of existing equipment. In each case (and in numerous cases where the parties could not agree on a purchase price), the equipment was appraised by recognized firms that were acceptable to our lenders and investors as part of the negotiation and purchase process. In one stock (Thornton) and 16 asset purchases, the appraised value of the assets totaled $104.4 million compared to
$106.3 million paid.

                  o        "[w]e have the largest rig fleet capable of providing
                           horizontal and underbalanced drilling services in the
                           Appalachian Basin..."; and,

Company Response:

Rigdata (Rigdata.com) is in the business of tracking rig ownership and current rig operations across the United States. In its 2005 edition of `Rigs and
Drillers' we are listed as the largest drilling contractor in the Northeast
Market (which includes all of the states in the Appalachian Basin) by number of rigs. Twenty-one of our rigs have underbalanced drilling capability, which is a greater number of rigs than is owned by any of our competitors in this market.
Twelve of our rigs are equipped for horizontal drilling. S.W. Jack Drilling
Company, with 16 rigs, is the only contractor in the Appalachian Basin with more than 12 rigs. However, ten of their 16 rigs are either Ideco H-35 or H-37 models that are not capable of horizontal drilling, so we have the largest fleet capable of horizontal and underbalanced operations in the Appalachian Basin.

                  o        "[o]ur leading presence in the Appalachian Basin
                           permits us to dedicate greater resources than our
                           regional competitors..."

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company Response:

Of the 18 drilling contractors recently operating in the Appalachian Basin, 12 have five or fewer rigs and only one, other than Union, has more than 10 rigs.
Rigdata lists us as having over half of the rigs in this market with depth ratings greater than 10,000 feet while no other competitor is listed with more than one rig so rated. We are the only company with operations in the
Appalachian Basin that has rigs in other markets that could be mobilized to the
Appalachian Basin. We believe this data supports our statement that we have the leading position in the Appalachian Basin and that we can dedicate greater resources (drilling equipment) than our regional competitors. A larger fleet of available rigs provides us with clear logistical advantages relative to competitors with smaller rig fleets. It is also likely, with a larger fleet, that we will have a rig in closer proximity to our customer's designated drilling location. Further detail is provided in the following chart.

                  APPALACHIAN BASIN CONTRACT DRILLER RIG COUNT

      Source: Rigdata, Locations & Operations; A Weekly Report of Working
      Locations, August 26, 2005 (provided supplementally)

      Appalachian states include: Kentucky, New York, Ohio, Pennsylvania,
      Virginia and West Virginia

         ------------- ---------------------------------------------------- ------------------------------
                       CONTRACTOR                                                              TOTAL RIGS
         ------------- ---------------------------------------------------- ------------------------------

         1             Union Drilling                                                                  30
         ------------- ---------------------------------------------------- ------------------------------
         2             SW Jack                                                                         16
         ------------- ---------------------------------------------------- ------------------------------
         3             Gene D Yost                                                                      9
         ------------- ---------------------------------------------------- ------------------------------
         4             Falcon                                                                           8
         ------------- ---------------------------------------------------- ------------------------------
         5             Dallas Morris                                                                    7
         ------------- ---------------------------------------------------- ------------------------------
         6             Whipstock                                                                        6
         ------------- ---------------------------------------------------- ------------------------------
         7             Kilbarger                                                                        5
         ------------- ---------------------------------------------------- ------------------------------
         8             Nexus                                                                            5
         ------------- ---------------------------------------------------- ------------------------------
         9             Capstar                                                                          4
         ------------- ---------------------------------------------------- ------------------------------
         10            Warren                                                                           4
         ------------- ---------------------------------------------------- ------------------------------
         11            Phoenix                                                                          3
         ------------- ---------------------------------------------------- ------------------------------
         12            G Mitchell                                                                       2
         ------------- ---------------------------------------------------- ------------------------------
         13            Rose Run                                                                         2
         ------------- ---------------------------------------------------- ------------------------------
         14            Crudewell                                                                        1
         ------------- ---------------------------------------------------- ------------------------------
         15            G&H                                                                              1
         ------------- ---------------------------------------------------- ------------------------------
         16            Land and shore                                                                   1
         ------------- ---------------------------------------------------- ------------------------------
         17            Mitchell                                                                         1
         ------------- ---------------------------------------------------- ------------------------------
         18            PEP                                                                              1
         ------------- ---------------------------------------------------- ------------------------------

         Unless you can provide objective supplemental support for statements, this type of language and terminology generally is not appropriate.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         Additional examples of subjective language or statements attributed to the Energy Information Administration that should be supported by objective evidence include the following:

                  o        "[a]ccording to the Energy Information
                           Administration, unconventional natural gas production
                           has recently become the largest source of onshore
                           U.S. natural gas supply and ...unconventional
                           production will continue to increase through
                           2005;substantially all our rigs operate in
                           unconventional natural gas"; and,

Company Response:

The Energy Information Administration is a division of the U.S. Department of
Energy.

      EIA (website: www.eia.doe.gov)
      Annual Energy Outlook 2005, p. 95
      Figure 83. Natural Gas Production by Source, 1990 - 2025 (tcf)
      URL: http://www.eia.doe.gov/oiaf/aeo/gas.html
      Figure backup data URL:
              http://www.eia.doe.gov/oiaf/aeo/excel/figure83_data.xls
              -------------------------------------------------------

Copies of the cited web pages are being provided supplementally.

                  o        "[t]he EIA projects that onshore unconventional
                           natural gas production will continue to increase
                           growing from 6.6 TcF in 2003 to 8.6 TcF in 2025 and
                           from 53% total onshore production in the lower 48
                           states in 2003 to 63% in 2025."

Company Response:

The Energy Information Administration is a division of the U.S. Department of
Energy.

      EIA (website: www.eia.doe.gov)
      Annual Energy Outlook 2005, p. 95
      Market Trends - Natural Gas Demand and Supply
      Figure 83: Natural Gas Production by Source, 1990 - 2025 (tcf)
      URL: http://www.eia.doe.gov/oiaf/aeo/gas.html
           ----------------------------------------
      Figure backup data URL:
      http://www.eia.doe.gov/oiaf/aeo/excel/figure83_data.xls

      Copies of the cited web pages are being provided supplementally. The numbers and percentages in the quoted text are derived from the data underlying figure 83 on that web

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

      page, which we have also provided supplementally, and do not match the percentages in the third paragraph of the web page because our figures do not include offshore production.

8.       Please revise your disclosure to provide a balanced overview of your business. In this regard, we note that you make numerous statements about the potential growth of unconventional natural gas production and your operation's position to take advantage of such growth yet, you do not reference the significant competition you face within the industry or your significant dependence on three principal customers that accounted for more than 43% of your revenues in the year ended December
         31, 2004. Further, you state that you currently have an inventory of underutilized assets that you believe can be transferred into more attractive, less seasonal drilling markets, yet you do not indicate the obstacles you may encounter in executing your plans. Please revise your
         Summary to include reference to the more material risks that may impact your operations and future plans. The reference on page 7 to risk factors is not sufficient.

Company Response:

We have revised our disclosure in various places to provide a more balanced view of our business and include references to material risks.

9.       A significant amount of disclosure found in the Business section is repeated verbatim in the Summary. Please avoid repetition and revise the Summary accordingly.

Company Response:

We have revised our disclosure in the Summary in response to this comment.

         NEW CREDIT FACILITY, PAGE 5

10.      Either here or in a more appropriate location, discuss how often and by whom the liquidation value of the "eligible rig fleet equipment" will be determined.

Company Response:

We have added disclosure under "Description of certain indebtedness" in response to this comment.

         OUR EQUITY SPONSORS. PAGE 6

11.      Tell us whether Thornton Drilling Company and SPA Drilling, L.P. were stand alone entities prior to the acquisition. Identify the prior owners of the two entities, as well as any other entities that were held under common control prior to your acquisitions. Describe any affiliation or relationship that existed between either of these entities and any of the following: Morgan Stanley Capital Partners,
         Somerset Capital Partners, Metalmark Capital LLC, any affiliates of these entities.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company Response:

Thornton Drilling Company and SPA Drilling, L.P. were stand-alone, unaffiliated entities prior to the acquisitions, which were negotiated and consummated on an arm's-length basis. Richard Thornton was the sole shareholder of Thornton
Drilling Company before it was acquired by Union. At the time of the acquisition by Union of certain assets of SPA Drilling, L.P, its owners were EFO Oilers,
L.P., Jim Mayfield, Ben Holmes and Spud, Inc. To our knowledge, none of the record or beneficial owners of SPA Drilling, L.P. is affiliated with Union or
Richard Thornton and Richard Thornton is not affiliated with Union or SPA
Drilling, L.P., except that Richard Thornton has been employed by Union since the acquisition. We are not aware of any affiliation or relationship that existed between either of these entities and any of the following: Morgan
Stanley Capital Partners, Somerset Capital Partners, Metalmark Capital LLC, or
any affiliates of these entities.

         RISK FACTORS, PAGE 11

         RISKS RELATED TO OUR BUSINESS, PAGE 11

12.      It appears that the first two risk factors address the same risk or, at least, significantly overlap. Combine them into one and eliminate redundancies. Expand that disclosure to address the company's actual contract drilling activity as reflected in the table at the top of page
         33. We note, for instance, that Revenue Days were as high as 8,614 and as low as 4,870 the following year. We note similar changes in Total
         Fleet Utilization Rate.

Company Response:

We have revised the disclosure as suggested.

        "THE MAJORITY OF OUR DRILLING RIGS ARE MORE THAN 20 YEARS OLD . . .,"

13.      Please revise to disclose the percentage of rigs that are older than 20 years old and clarify the problems you have experienced, if any, on such rigs. Delineate the average cost associated with upgrading and refurbishing your older rigs and stacked rigs and the timeline you have established to accomplish the refurbishment of affected rigs in your fleet. Further to the extent that rigs are placed out of productive use during refurbishment periods, please inform us of the typical amount of time such rigs would be non productive and provide an estimate of the financial impact to your operations during such periods of lost use. We may have further comments

Company Response:

We have revised the disclosure as you suggested. Working rigs that are taken out of the field for refurbishment typically require 60 to 90 days and have refurbishment costs of $175,000 to $250,000 per rig. While we try to do this work during periods of lower activity to mitigate

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

the loss of margin and some aspects of the work can be completed while the rig is on a drilling location, this lost opportunity can average as much as $4,000 per day.

         "INCREASED DEMAND AMONG DRILLING CONTRACTORS . . .," PAGE 12

14.      We note the reference here and on page 57 under "Raw Materials" to your exposure to the risk associated with supplies needed for your operations. Please revise the risk factor to specifically reference, as done on page 57, your exposure to fuel supply decreases and fuel price increases. Indicate, by way of example, the impact, if any, to your financial condition caused by sudden shortages in the supply of fuel such as the shortage caused by Hurricane Katrina.

Company Response:

We have revised the risk factor to address your comments. We did not experience shortages in the supply of fuel to our rigs following Hurricane Katrina.

         "INCREASED COMPETITION IN OUR DRILLING MARKETS . . .," PAGE 14

15.      Revise the risk factor to indicate, more specifically, the extent of competition you face vis a vis more established and significantly larger competitors in various regional markets.

Company Response:

We have revised the risk factor to address the Staff's comment.

         USE OF PROCEEDS, PAGE 21

16.      For each identified use, indicate the amount of proceeds you anticipate that you will need. See Instruction 5 to Item 504 of Regulation S K. If additional funds will be needed, provide the disclosure required by
         Instruction 3 to Item 504.

Company Response:

We have modified this section to disclose the anticipated amount for each use of proceeds.

17.      With regards to repayment of your revolving credit facility, if upon such repayment you intend to soon thereafter draw down on that facility, describe the purposes of that drawdown.

Company Response:

There are no current plans for an immediate drawdown on the revolving credit facility.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS,

18.      We note your disclosure under point (c) that you have included an adjustment for the elimination of employee bonuses related to the acquisition of Thornton Drilling Company. Generally, nonrecurring charges already reflected in the historical financial statements are not appropriately eliminated in arriving at pro forma results.

Company Response:

We have revised the disclosure to address the Staff's comment.

19.      We note your disclosure under point (d) indicating that the pro forma adjustment for interest expense on the term loan was calculated using a rate of 6.25%. Please expand your disclosure to explain the basis for using this rate. It should be clear how it compares to the prevailing rate in the historical periods and the terms of your loan agreement. If the actual interest rates you must pay are not fixed, also disclose the effect that a 1/8 percent variance in the interest rate would have on earnings for each period presented.

Company Response:

We have revised the disclosure to address the Staff's comment.

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET, PAGE 29

20.      Please expand your disclosure in point (b) to explain the method of valuing the common stock issued in completing the acquisitions of
         Thornton Drilling Company and SPA Drilling, L.P., including the per share results, and all pertinent assumptions; and to show your allocation of purchase price for each transaction individually.

Company Response:

The Unaudited Pro Forma Combined Consolidated Balance Sheet is no longer required, because the acquisition had been completed prior to June 30, 2005, the date of the balance sheet included in Amendment No. 1.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATIONS, PAGE 35

         COMPANY OVERVIEW, PAGE 35

21.      We note that you present measures of operating margin under this heading, as well as the related measures of margin per revenue day in this section and in your "summary financial and operating data" on pages 9 and 10. Although you define operating margin as revenues less drilling operations expenses, we understand that your drilling operations expenses do not include charges for depreciation, depletion, or amortization.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         Given the non GAAP nature of your metrics, it appears you will need to revise your disclosures to comply with the guidance in Item 10(e) of
         Regulation S K. It should be clear how you are able to support the adjustments that are necessary to reconcile gross margin under GAAP with the measure that you present, under paragraph (e)(1)(ii). Further, the operating margin label should be reserved for GAAP based measures

Company Response:

We have modified footnote (7) on page 10, and all related disclosures, to reconcile operating income (under GAAP) with the measure we present (drilling margin). We have also modified these disclosures, replacing the GAAP measure,
"operating margin," with "drilling margin."

         MARKET CONDITIONS IN OUR INDUSTRY, PAGE 36

22.      Please provide us with the source of the Baker Hughes' data reflected in the table and for the statements attributed to the Energy
         Information Administration's forecasts regarding US consumption of natural gas in 2004 and 2010.

Company Response:

(A) Baker Hughes rig data:

      The Baker Hughes rig count, which is published on a weekly basis, is the most commonly cited rig survey in the industry.

      Note: Figure data changed due to update in source from Bloomberg Baker
      Hughes rig count data to Baker Hughes website.

      Source: Baker Hughes website (http://www.bakerhughes.com)
      Data URL: http://www.bakerhughes.com/investor/rig/rig_na.htm
      Tab: Land & Offshore Split by State, Column BG

      Copies of the cited web pages are being provided supplementally.

(B) U.S. natural gas consumption vs. U.S. natural gas production:

      The Energy Information Administration is a division of the U.S. Department of Energy.

      Source: EIA (website: www.eia.doe.gov)
      Annual Energy Outlook 2005, p. 95
      Figure 82. Natural gas consumption by sector 1990 - 2025 (tcf)
      Figure URL: http://www.eia.doe.gov/oiaf/aeo/gas.html
      Figure backup data URL:
      http://www.eia.doe.gov/oiaf/aeo/excel/figure82_data.xls
      Figure 83. Natural gas production by source 1990 - 2025 (tcf)
      URL: http://www.eia.doe.gov/oiaf/aeo/gas.html

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

      Figure backup data URL:
      http://www.eia.doe.gov/oiaf/aeo/excel/figure83_data.xls

         RESULTS OF OPERATIONS, PAGE 39

23.      We note your disclosure on page 54 explaining that although risks under footage contracts are "substantially greater" than under daywork contracts, margins under footage contracts are also larger. Please expand your disclosures under this heading to separately discuss and quantify the impact of your daywork and footage contracts on your revenues, results of operations, and operating margins, so that the relative significance of these different contractual arrangements and risks are clear.

Company Response:

We have modified the disclosure on pages 51 and 52, to explain that, although risks under individual footage contracts are greater than under daywork contracts, margins under footage contracts, on average, are comparable to daywork contracts. If we encounter no difficulties in drilling a footage well, our margin is usually higher than it would be under a daywork contract. However, we do encounter difficulties on some footage wells, and the lower margins on those wells offset the higher margins on the footage wells where we do not encounter difficulties.

24.      Where appropriate, revise the disclosure in this section to provide more meaningful insight into the factors that caused differences in results of operations from period to period. For example, rather than only stating that drilling expenses increased for the year ended
         December 31, 2004 as compared to December 31, 2003 because of an increase in drilling activity, indicate what caused the increase in drilling activity and whether the type of drilling or areas being drilled resulted in significant changes to your costs and expenses.

Company Response:

We have revised the disclosure in this section to provide additional insight into the factors that cause differences, where appropriate.

         LIQUIDITY AND CAPITAL RESOURCES, PAGE 40

25.      We note that you attribute the change in operating cash flow from the first quarter of 2005 compared to the first quarter of 2004 to an
         "increase in customer receivables" and for the fiscal year 2004 compared to the fiscal year 2003, to "increased earnings." It seems that you could expand your discussion and analysis in a meaningful way by addressing changes in the underlying drivers of the fluctuations observed (e.g. those factors that have impacted cash receipts and cash payments), as would ordinarily be required under FRC Sections
         501.13.b.1. and 13.b.2. Please revise your disclosure accordingly.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company Response:

We have expanded our discussion and analysis of changes in Liquidity and Capital
Resources to identify drivers of the fluctuations, where appropriate.

         CAPITAL RESOURCES, PAGE 42

26.      We note your discussion of possible future acquisitions. Revise your disclosure to include a reference to the limitations on investments you may make pursuant to the terms of your revolving credit agreement.

Company Response:

We have revised the disclosure as suggested.

         OUR MARKETS, PAGE 49

27.      You indicate that a portion of the rig fleet operating in the
         Appalachian basin consists of "specialty" rigs. Please clarify how these "specialty" rigs factor into your operations and any risks and costs that are unique to the drilling performed by specialty rigs.
         "Specialty rigs" are not defined in your Glossary.

Company Response:

The term "specialty" was intended to describe not a type of rig, but rather the activity in which the rig was engaged, i.e. services other than traditional natural gas contract drilling. To improve the presentation of the information in the table on page 47, we have eliminated the term "specialty" and instead referred to the specific type of activity, i.e. either re-drilling and plugging operations or storage operations. We do not believe that those activities entail any materially different risks and costs than traditional natural gas contract drilling.

28.      Please provide objective support for the graphical presentation on page
         51 in the disclosure. Also, provide support for the basis of your belief that the "increased level of acquisition activity should produce an acceleration of drilling activity...that will inure to [y]our benefit."

Company Response:

The data below demonstrate that independent exploration and production companies and private equity backed companies have been accounting for a large share of acquisition activity in the Appalachian Basin. In many circumstances, independent exploration and production companies are acquiring properties from natural gas utilities. Relative to utilities, public independents and private producers that are backed by private equity firms are evaluated on a different set of financial metrics such as growth, cash flow and reserve replacement, creating a direct incentive to spend capital to increase production and reserves.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

                        APPALACHIAN TRANSACTION ACTIVITY

      2001 - 2004 Appalachian Transaction Activity
      Source: John S. Herold, Inc. (www.herold.com)

--------- ---------- ---------------------------------------------------------------- ----------------- --------------
Year      Date       Acquirer                                                         Transaction       Acquirer type
                                                                                      value
--------- ---------- ---------------------------------------------------------------- ----------------- --------------

2004      05/24/04   The Houston Exploration Company                                  $449.0            Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2004      05/25/04   KeySpan Corporation                                              $60.0             Utility
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2004      06/02/04   Range Resources Corporation                                      $295.0            Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2004      06/17/04   Carlyle/Riverstone Global Energy and Power Fund  I LP            $350.0            Private
                                                                                                        Equity
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2004      11/23/04   Range Resources Corporation                                      $219.0            Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2004      06/29/04   Talisman Energy Incorporated;  Fortuna Energy Inc                $65.0             Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2003      01/29/03   Talisman Energy Incorporated;  Fortuna Energy Inc                $250.0            Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2003      07/21/03   First Reserve Corp                                               $81.0             Private
                                                                                                        Equity
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2003      11/26/03   EXCO Resources Incorporated                                      $210.8            Private E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2003      07/03/03   Triana Energy Inc;  Greenhill Capital Partners;  Morgan          $800.0            Private
                     Stanley Capital Partners                                                           Equity
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2002      11/01/02   Talisman Energy Incorporated;  Fortuna Energy Inc                $58.6             Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2002      06/25/02   BP Capital Energy Equity Fund                                    $513.8            Private
                                                                                                        Equity
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2001      08/09/01   CONSOL Energy Incorporated;  CONSOL Coal Group                   $160.0            Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2001      12/31/01   Journey Oil & Gas LLC                                            $60.0             Private E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------
2001      05/23/01   EOG Resources Incorporated                                       $87.1             Public E&P
--------- ---------- ---------------------------------------------------------------- ----------------- --------------

      2002 - 2005 YTD Appalachian Drilling Activity
      Source: Rigdata (www.rigdata.com)
      Appalachian states include: Kentucky, New York, Ohio, Pennsylvania,
      Virginia and West Virginia

                          APPALACHIAN DRILLING ACTIVITY

                    ---------- -------------- ---------------
                    Year           Rig Count     Transaction
                                                 Volume (mm)
                    ---------- -------------- ---------------

                    2004                  64        $1,438.0
                    ---------- -------------- ---------------
                    2003                  59        $1,341.0
                    ---------- -------------- ---------------
                    2002                  50          $572.4
                    ---------- -------------- ---------------

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         COMPETITION, PAGE 56

29.      Inform us of your relative position, in terms of market share, in the regional areas in which you operate. We may have further comments.

Company Response:

                             MARKET-SHARE BY REGION

      Source: Rigdata, Locations & Operations; A Weekly Report of Working
      Locations, August 26, 2005 (provided supplementally)

      Appalachian states include: Kentucky, New York, Ohio, Pennsylvania,
      Virginia and West Virginia

      Arkoma states include: Arkansas and Oklahoma

      Rockies states include: Utah and Colorado

      Texas region defined as: districts 5, 7b, 7c, 8, and 9
      Texas district map can be viewed at URL:
      http://www.rrc.state.tx.us/divisions/og/ogmap.html
      --------------------------------------------------
      Copies of the cited web pages are attached to this letter.

       ------------------------- ---------------------- ------------------------- --------------------
        Region                           UDI rig count           Total rig count                % UDI
       ------------------------- ---------------------- ------------------------- --------------------

        Appalachian                                 26                        95                27.4%
       ------------------------- ---------------------- ------------------------- --------------------
        Arkoma                                      13                       220                 5.9%
       ------------------------- ---------------------- ------------------------- --------------------
        Texas region                                11                       327                 3.4%
       ------------------------- ---------------------- ------------------------- --------------------
        Rockies                                      4                       118                 3.4%
       ------------------------- ---------------------- ------------------------- --------------------

Note: count only includes working rigs

         EXECUTIVE COMPENSATION, PAGE 64

30.      Consistent with the requirements of Item 402 (b) of Regulation S-K, please supplement the disclosure and revise to present in tabular form, disclosure regarding executive compensation for each of the company's executive officers over the past three fiscal years.

Company Response:

We have revised the disclosure in response to the comment.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         STOCK OPTION PLANS, PAGE 65

31.      You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. The reader is entitled to rely on your disclosure. Eliminate any disclosure that suggests otherwise, including the suggestion that the disclosure might not be complete.

Company Response:

We have revised the disclosure in response to the comment.

32.      Much of the disclosure in this section contains a boilerplate discussion of the terms of the option agreements. Revise the disclosure to specifically reference the material terms of option agreements entered into between the officers and directors of the company and the company. For example, specify, as done on page 70 in the footnotes, the current amount of options exercisable into shares of common stock and the exercise price of such options granted to Messrs. Strong,
         Steigerwald, and Poole.

Company Response:

We have revised the disclosure in response to the comment.

33.      Clarify for us the terms of the options granted to Mr. Strong. It would appear based on the exhibit 10.3, that the exercise price per option was $330,000. Inform us of whether this agreement was amended. If yes, please file the amended version of the agreement as an exhibit with your next amendment. Also, please file as exhibits to the registration statement, the option agreements entered into with Messrs. Poole and
         Steigerwald.

Company Response:

Mr. Strong's option originally provided for an option to buy 1.0101 shares at
$330,000. In April 2000, a 49,999:1 stock dividend was issued. By virtue of the anti-dilution provision of his option agreement, the option is now exercisable for 50,505 shares at an exercise price of $6.60 per share. No amendment of the option agreement was necessary.

We filed Mr. Strong's first option agreement, because it was granted prior to the adoption of the 2000 Stock Option Plan. We have filed the form of stock option agreement used for options granted under the 2000 Stock Option Agreement but, in reliance on Instruction 1 to Paragraph (b)(10) of Item 601 of Regulation
S-K, we have not filed the individual option agreements.

         PRINCIPAL AND SELLING STOCKHOLDERS. PAGE 69

34.      Consistent with the requirements of Item 507 of Regulation S-K, please provide disclosure regarding the relationship to the company of Wolf
         Marine S.A. and specify, as done on page 5, when and how this entity acquired its shares.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company Response:

Wolf Marine S.A. does not have, and has not had, any relationship with Union other than as a shareholder.

35.      Please identify any selling stockholders who are registered broker dealers or affiliates of registered broker dealers. If you determine that any selling stockholder is a registered broker dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Company Response:

None of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer. Union Drilling Company LLC is not affiliated with a registered broker-dealer. Under a subadvisory agreement between the general partner of the Morgan Stanley Capital Partner funds and Metalmark Capital LLC, an independent registered investment advisor, Metalmark Capital has investment management authority (including the right to vote and the right to dispose) with respect to the interests held in Union Drilling Company LLC by Morgan Stanley
Capital Partners III, L.P. and MSCP III 892 Investors, L.P. Conversely, the
Morgan Stanley general partner does not have investment management authority of
Union Drilling Company LLC through the Morgan Stanley Capital Partner funds.
This subadvisory agreement has a term of September 30, 2010, subject to extension under certain circumstances. As a result of this delegation of investment management authority by the Morgan Stanley general partner to
Metalmark Capital, Union Drilling Company LLC is not affiliated with a registered broker dealer, including Morgan Stanley & Co. Incorporated.

36.      You cross reference disclosure in Note 4 to the selling stockholders table for purposes of providing explanatory disclosure regarding
         Truncheon Investors LLC, however, Note 4 does not contain such disclosure. Please revise the notes accordingly.

Company Response:

The reference should have been to Note 3, not Note 4. We have revised the disclosure accordingly.

         DESCRIPTION OF INDEBTEDNESS,  PAGE 77

37.      We note the discretionary authority granted to the agent for the lenders pursuant to Section 2.1 (c) of the Revolving Credit and
         Security Agreement, to increase or decrease the advance rates referenced in your disclosure. Revise your description of indebtedness

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         to include reference to such discretionary authority. In this regard, we note that many other material provisions of your Revolving Credit and Security Agreement, including terms regarding the negative covenants you have made and events of default are not disclosed in the prospectus. Given the materiality of such terms to your plan of operations and to investors, please revise this section to ensure that all material terms of the Revolving Credit and Security Agreement are accurately summarized.

Company Response:

We have added disclosure regarding the discretionary authority granted to the agent for the lenders to increase or decrease the advance rates and other material provisions of our Revolving Credit and Security Agreement.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,  PAGE 72

38.      Based on the disclosure in the footnotes on pages 65 and 70, it would appear that the disclosure in this section should reference the relationship between various officers and directors and Truncheon
         Investors LLC. Please revise or advise.

Company Response:

We have added disclosure relating to the relationship between Truncheon
Investors L.L.C. and various officers and directors of Union.

         UNDERWRITING, PAGE 79

39.      You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

Company Response:

Neither J.P. Morgan Securities Inc. nor Jefferies & Company, Inc., the
representatives of these underwriters, nor the other co-managers, intends to engage in any electronic offer, sale or distribution of the shares in the United
States or to U.S. persons on any electronic distribution website or platform. As a convenience, these underwriters may transmit an electronic version of the prospectus by email to clients upon their individual requests. Please note, however, that the underwriters will not rely upon any such requested electronic deliveries to satisfy their prospectus delivery requirements. The representatives have advised the Company that none of the agreements they have with other underwriters contractually limits the ability of those underwriters from placing a prospectus online. The representatives have also advised the

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

We supplementally advise the Staff that neither Union Drilling, Inc. nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com).
While each of the Representatives may contract with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract would not be to specifically host or access the preliminary prospectus. The primary purpose of an Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreements with each of the Representatives, Net Roadshow,
Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow,
Inc. September 8, 1997 no-action letter, received from the Commission, and
Securities and Exchange Commission May 19, 2004 and subsequent no-action letters from the Commission with respect to virtual roadshows. Each of the
Representatives has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

40.      Rather than referring to "other" relevant factors to be considered, identify all material factors that will be used to determine the initial public offering price.

Company Response:

We have revised the disclosure in response to the comment.

         FINANCIAL STATEMENTS

         GENERAL

41.      As you may know, it will be necessary to update your prospectus to include more current financial information to comply with the guidance in Rule 3 12 of Regulation S-X.

Company Response:

We have updated our prospectus to include more current financial information to comply with the guidance in Rule 3-12 of Regulation S-X.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

         UNION DRILLING, INC.

         NOTE 2 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

         PROPERTY, BUILDINGS AND EQUIPMENT, PAGE F-9

42.      We understand that you use the straight line method of depreciation for your drilling and well service equipment. Please expand your disclosure to clarify how the straight line method is applied during periods in which the rigs are not deployed or not available due to maintenance or refurbishment. Tell us how your method results in a better estimate of depreciation than one that is based on utilization.

Company Response:

We have expanded our disclosure to clarify how the straight-line method of depreciation is applied during periods in which the rigs are not deployed or not available, due to maintenance or refurbishment. The straight-line method of depreciation is an acceptable method under GAAP, and we believe is more appropriate than using a method based on utilization, because of the cyclical nature of our business. The energy business, which we serve, has historically been characterized by significant cyclicality. Though not present currently, the valleys in those cycles can span over significant time periods which could result in impairment charges. We feel that our approach to depreciation serves to reduce the potential for significant impairment charges.

         REVENUE RECOGNITION, PAGE F-10

43.      We note your disclosure stating that you recognize mobilization revenues at the time mobilization activity takes place. We generally find that such activity does not meet the criteria set forth in EITF 00
         21, paragraphs nine and ten, that would be necessary to qualify as a separate unit of accounting. The guidance in SAB Topic 13:A.3.f, IRQ 1, clarifies that nonrefundable upfront fees that do not represent the culmination of an earnings process should be deferred. Tell us why you believe this guidance does not apply to you. Also address this guidance as it relates to the accounting described in the notes to financial statements of Thornton Drilling Company, under the heading "Revenue
         Recognition" on page F 35, indicating that fees received during periods of mobilization are recognized as the services are performed.

Company Response:

We believe mobilization revenues are a discrete activity that can be recognized as a separate unit of accounting according to EITF 00-21, paragraphs 9 and 10.
We have examined the three criteria required in order to recognize these revenues separate from other deliverables and believe that we meet these criteria. To clearly understand the revenue recognition process that we have applied to mobilization revenue one must first understand the nature of the services. Simply put, mobilization services are trucking services. We offer our customers our capabilities to transport our rigs to the locations where they would like us to drill. We feel that these services qualify as a

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

separate unit of accounting under EITF 00-21 because the service has value to our customer on a stand-alone basis in that our customers could have this service provided by other nonaffiliated third-party vendors, which has been evidenced by certain of our customers having all of our mobilization provided by such vendors. These services when provided by an outside vendor are sometimes billed to the customer directly or can be billed to the customer through the
Company. When we provide the service, the fee for our service has generally remained consistent over time and has been determined based upon our costs. The fees associated with the undelivered element of our services (the drilling services) have objective and reliable evidence associated with such amounts as our pricing is a function of our cost and is established by management. The prices for these services remain the same whether sold with other elements (e.g.
mobilization) or sold separately. During periods when the market is relatively stable, the charges for our drilling service, like-wise, do not vary unless there are significant changes in our costs. Finally, there is no general right of return associated with our mobilization services. The guidance outline above, applies to Thornton Drilling Company in the same manner.

         NOTE 11 - MANAGEMENT COMPENSATION

         CONTINGENT MANAGEMENT COMPENSATION, PAGE F-19

44.      We note your disclosure explaining that participants have been awarded
         "...rights to participate in the proceeds associated with the dispositions of the Company's shares ...." Tell us the specific authoritative literature that you believe governs the accounting for this arrangement and the reasons you believe that no accounting treatment is necessary at December 31, 2004. Expand your disclosure to explain how the threshold amounts either were or are determined, and the mechanism by which these translate into the sharing of proceeds and recognition of compensation expense; it should also be clear how the number of shares to be sold by Union Drilling Company LLC factor into the arrangement. Describe the criteria under which you will determine the probability of a transaction occurring that will generate proceeds in excess of the threshold amount.

Company Response:

The rights granted to the employees described in footnote 12 (formerly footnote
11) to the Company's financial statements are contingent in nature. Those rights have value only to the extent that the value of Union's common stock held by
Union Drilling Company LLC (UDC) exceeds a threshold equal to the amounts invested in UDC (which were subsequently invested by UDC in the stock of Union)
plus a 10% annual return, compounded annually. This threshold was $86.4 million at December 31, 2004 and increased to $90.6 million at June 30, 2005. Those employees will not actually receive anything of value with respect to those rights unless and until UDC makes a distribution to its members, of shares of common stock of Union or of cash generated by sales of such common stock, in excess of the threshold amount.

We believe that this is a performance based plan that is variable in nature and that the governing literature is Accounting Principles Board Opinion No. 25,
"Accounting for Stock Compensation" and Emerging Task Force Issue 00-23, "Issues
Related to the Accounting for Stock Compensation under APB Opinion No. 25 and
FASB Interpretation No. 44."

We believe that it was not necessary to book any related compensation expense at
December 31, 2004 or June 30, 2005, because the threshold value amounts for
Union's stock had not been exceeded to the extent where any significant compensation expense costs would be required to be recognized. We believe that it is reasonable to recognize compensation expense only when we can determine that the fair market value of the Union stock held by UDC exceeds the threshold amount. This performance condition is likely to occur when the Registration
Statement is declared effective and an IPO price is fixed, which we expect to occur in the fourth quarter of 2005.

The following table depicts the compensation expense that would have been recognized at June 30, 2005 based upon UDC's ownership percentage of Union at that date and assuming various stock values:

             Union Stock Value
               (in millions)                   Union Compensation Expense
     --------------------------------------------------------------------
                  $100                            $          -
                  $200                            $0.6 million
                  $300                            $1.4 million

Accounting recognition will be based not upon the sale of shares of Union by
UDC, but rather upon the fair market value of the shares of Union held by UDC.
We have adjusted our disclosure accordingly.

         SPA DRILLING, L.P., PAGE F-20

45.      Please provide us with the analysis of significance that you performed in determining to limit the presentation of financial position and results of operations to the latest fiscal year and subsequent interim period.

Company Response:

The analysis in accordance with Regulation S-X Rule 1-02 and Rule 3-05 performed by Union Drilling, shown below, indicates that we may limit the presentation of financial position and results of operations to the latest fiscal year and subsequent interim period for Spa Drilling L.P.

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

SIGNIFICANCE TESTING
SPA DRILLING
RULE 3-05

DATA                                                                                                   SPA
                                                                                                   ------------
(in thousands)

Acquisition Date                                                                                      04/01/05

SPA Drilling revenues  for the year ended 12/31/2004                                                 $  17,810
Total SPA Drilling assets at 12/31/2004                                                              $   8,567
Total UDI assets at 12/31/2004                                                                       $  63,479
Investment in SPA Drilling                                                                           $  20,320
Pretax income of SPA Drilling for the year ended 12/31/2004                                          $     638
Pretax income of UDI for the year ended 12/31/2004                                                   $   3,943

ASSET TEST  (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                                               13%
INVESTMENT AND ADVANCE TEST  (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                              32%
INCOME TEST (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                                               16%

Fiscal years required to be presented based on the above condition results:
ASSET TEST  (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                                                 0
INVESTMENT AND ADVANCE TEST  (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                                1
INCOME TEST (IN ACCORDANCE WITH SEC RULE 1-02 AND RULE 3-05)                                                 0

Audited Years Required per Rule 3-05                                                                  12/31/04

* * * * *

                  We have filed via EDGAR Amendment No. 1 contemporaneously with the filing of this letter. Amendment No. 1 incorporates responses to the Staff's comments and other minor changes. Also we will send, via overnight courier, courtesy copies of this letter and all attachments, as well as copies of
Amendment No. 1 marked to show changes made therein in response to the Staff's comments.

                  If you have any questions or require any further information, please do not hesitate to contact the undersigned or Marybeth Riordan of this office, collect at (212) 818-9200.

                                                              Very truly yours,

                                                              Edwin T. Markham

SATTERLEE STEPHENS BURKE & BURKE LLP
United States Securities and Exchange Commission
September 28, 2005

cc:      Christopher D. Strong (w/enc.)
         Gerald S. Tanenbaum (w/enc.)